World’s Mall, Inc.

5841 East Charleston Blvd. #230

Las Vegas, NV 89123

September 17, 2014

VIA EDGAR

Jan Woo, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Worlds Mall, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 30, 2014
File No. 333-196583

Dear Ms. Woo:

World’s Mall, Inc. (“World’s Mall”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 11, 2014, regarding the above referenced filing. For convenience and ease of reference, the Company is filing the second response letter, its entirety with all applicable changes.

General

1.	Your response to prior comment 1 that you have provided copies of all written communications is unclear. Please clarify whether you have any written communications, as defined by Rule 405 under the Securities Act that you, or anyone authorized to do so on your behalf, has presented to potential investors in reliance on Section 5(d) of the Securities Act.

Response: As discussed with the Staff, there were no written communications, as defined by Rule 405 under the Securities Act, presented to potential investors in reliance on Section 5(d) of the Securities Act by us or anyone authorized to do so on our behalf.

If we are unable to secure additional capital…, page 4

2.	The language in your risk factor and at the bottom of page 17 states that you have sufficient cash to operate for 18 months. This is inconsistent with your statements on page 15 and in the third paragraph on page 17, where you state that your sources of cash are not adequate for the next 18 months. Please refer to our prior comment 6 and revise.

Response: We hereby advise the Staff that we have revised our risk factor to clarify that, based on our current cash on hand, we estimate that we have sufficient cash to allow us to operate our business for a period of eighteen (18) months. If we are unable to raise additional cash, we will either have to suspend or cease our expansion plans entirely.

Our common shares will not be registered…, page 6

3.	We note your revisions in response to prior comment 7. Please clarify this risk factor to disclose that you will only be required to register your securities under the Exchange Act if you have more than $10 million in total assets as of the last day of the fiscal year in addition to the shareholder requirements in Exchange Act Section 12(g)(1).

Response: We have revised our risk factor in response to the Staff’s comment 3.

We could be liable…, page 7

4.	We note that you removed references to “platform” in this risk factor in response to prior comment 9. However, the first two risk factors on page 5 continue to refer to the development of a platform. Please advise or revise.

Response: We hereby advise the Staff that we have removed all references to the “platform” throughout our registration statement.

Because we are currently considered a “shell company,”…, page 10

5.	Please refer to the third and fourth bullet points in our prior comment 2 and disclose the requirement to file a Form 8-K with Form 10-type information. Also disclose the potential reduced liquidity or illiquidity of your securities.

Response: We have revised our disclosure to include the requirements to file a form 8-K and Form 10 type information upon the consummation of an acquisition and the potential reduced liquidity/illiquidity of our securities.

Description of Business, page 15

6.	You state in your response to prior comment 13 that you expect to complete your website in four to five months with sufficient capital. Please disclose this in your prospectus, including the amount of capital needed. In addition, disclose, if true, that you have not determined when you will begin to generate revenues.

Response: In response to the Staff’s comment, we have disclosed that our budget for the 12 months following a sufficient raise in capital is $517,000, including $125,000 for website creation and $1,200 for website hosting. We anticipate completing our website in four to five months with sufficient capital. We have not yet determined when we will begin to generate revenues.

Our common Management’s Discussion and Analysis of Financial Condition and Result of Operations

Liquidity and Capital Resources, page 17

7.	Refer to prior comment 19. Please disclose the current rate at which you use funds in your operations.

Response: We have revised our disclosure to include that the Company needs $18,050, annually, at its current burn rate.

Security Ownership of Certain Beneficial Owners and Management, page 20

8.	Please revise the percentage of shares owned by the executives and directors as a group. The total does not reflect all of the shares currently held by your officers and directors.

Response: We have revised the percentage of shares owned by the executives and directors as a group to reflect that they currently hold 82.19% of the outstanding common stock.

Transactions with Related Persons, Promoters and Certain Control Persons

Transactions with Promoters, page 20

9.	We note your response to prior comment 11 that Mr. Wikstrom, the founder and President of the company, is not considered a promoter of the company. However, it appears that Mr. Wikstrom may be deemed a promoter under Securities Act Rule 405 given his direct “initiative in founding and organizing the business” of the company. Please revise.

Response: In response to the Staff’s comment, we have revised the discussion regarding transactions with promoters to disclose that, due to Mr. Wikstrom’s initiatives in founding and organizing the business of the Company, he may be deemed to be a promoter under Securities Act Rule 405.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

World’s Mall, Inc.

By:	/s/ Thomas Wikstrom
Name: Thomas Wikstrom
Title: President and Sole Director